                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                             GREENBRIAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   393648100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ken L. Joines
                        1800 Valley View Lane, Suite 100
                              Dallas, Texas 75234
                                  214-750-5800
                            214-361-0964 (Facsimile)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 28, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           CUSIP No. 393648-40-7
----------------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Basic Capital Management, Inc., FEI No. 75-23322719
----------------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a)  [ ]
                                                                                        (b)  [ ]
----------------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC/OO
----------------------------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES                (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY                -0-
EACH REPORTING PERSON           --------------------------------------------------------------------
WITH:                           (8)  SHARED VOTING POWER
                                     -0-
                                --------------------------------------------------------------------
                                (9)  SOLE DISPOSITIVE POWER
                                     -0-
                                --------------------------------------------------------------------
                                (10) SHARED DISPOSITIVE POWER
                                     -0-
----------------------------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
----------------------------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
----------------------------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-%
----------------------------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------------------------------

         CUSIP No. 393648-40-7
--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         One Realco Corporation, FEI No. 75-2338496
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF/OO
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           10,624
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                -0-
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                10,624
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,624
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

     CUSIP No. 393648-40-7
----------------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     International Health Products, Inc., FEI No. 75-2302531
----------------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a) [ ]
                                                                                        (b) [ ]
----------------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF/OO
----------------------------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES              (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY              9,970
EACH REPORTING PERSON         ----------------------------------------------------------------------
WITH:                         (8)  SHARED VOTING POWER
                                   -0-
                              ----------------------------------------------------------------------
                              (9)  SOLE DISPOSITIVE POWER
                                   9,970
                              ----------------------------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   -0-
----------------------------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,970
----------------------------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
----------------------------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4%
----------------------------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------------------------------

         CUSIP No. 393648-40-7
--------------------------------------------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         TacCo Financial, Inc., FEI No. 75-2442090
--------------------------------------------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                              (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
(3)      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF/OO
--------------------------------------------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY           28,596
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH:                    (8)    SHARED VOTING POWER
                                -0-
                         -------------------------------------------------------------------------------------------
                         (9)    SOLE DISPOSITIVE POWER
                                28,596
                         -------------------------------------------------------------------------------------------
                         (10)   SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,596
--------------------------------------------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
--------------------------------------------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.1%
--------------------------------------------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------------------------------------------

     CUSIP No. 393648-40-7
----------------------------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gene E. Phillips
----------------------------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                (a) [ ]
                                                                                        (b) [ ]
----------------------------------------------------------------------------------------------------
(3)  SEC USE ONLY
----------------------------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC/OO
----------------------------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
----------------------------------------------------------------------------------------------------
NUMBER OF SHARES           (7)  SOLE VOTING POWER
BENEFICIALLY OWNED BY           -0-
EACH REPORTING PERSON      -------------------------------------------------------------------------
WITH:                      (8)  SHARED VOTING POWER
                                -0-
                           -------------------------------------------------------------------------
                           (9)  SOLE DISPOSITIVE POWER
                                -0-
                           -------------------------------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER
                                -0-
----------------------------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
----------------------------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
----------------------------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
----------------------------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
----------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Amendment to Statement on Schedule 13D (this "Amendment No. 3") relates to shares of Common Stock, par value $0.01 per share (the "Shares") of Greenbriar Corporation, a Nevada corporation (the "Company" or the "Issuer" or "GBR"), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 and 2 to Statement on Schedule 13D (collectively the "Amended Statement") filed by the "Reporting Persons" described below. The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 650, Dallas, Texas 75254. The Shares are currently listed and traded on the American Stock Exchange, Inc. The CUSIP number of the Shares is 393648-40-7. On October 13, 2003, the Issuer declared a two-for-one stock split of the Shares to holders of record on October 20, 2003. The Issuer has announced that "one new share . . .." will be issued for each outstanding share currently outstanding and mailed on or about October 28, 2003. The term "Shares" gives effect to the additional stock issued or to be issued.

     This Amendment No. 3 is being filed due to the disposition by certain of the Reporting Persons of Shares.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

     (a)-(c) and (f). This Amendment No. 3 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation ("BCM"), International Health Products, Inc., a Nevada corporation ("IHPI"), One Realco Corporation (formerly Davister Corp.), a Nevada corporation ("One Realco"), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation ("TFI") and Gene E. Phillips, an individual. All of BCM, IHPI, One Realco, TFI and Gene E. Phillips are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "Person" within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended, BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the "May Trust") who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the "Martin Trust"). IHPI is managed by Ken L. Joines who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Joines consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. IHPI generally makes such investments with funds borrowed by BCM. One Realco and TFI are each owned by different parties but share the same principal place of business and the same principal office as IHPI. One Realco and TFI are managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips regarding investments in marketable securities owned by One Realco and TFI. One Realco and TFI generally make such investments with funds borrowed from BCM. One Realco and TFI have their principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with the acquisition by TFI of 28,096 Shares described in
Item 5(c) below, at a total purchase price of $150,000 (approximately $5.34 per Share), TFI transferred to W. Michael Gilley, Trustee, a one-acre tract of land in Winston-Salem, North Carolina listed on the tax rolls for ad valorem tax purposes at a value of $215,200 as of September 1, 2003. Such real property was acquired by TFI from a Texas limited partnership, of which a subsidiary GBR is the general partner on September 10, 2003, at a total purchase price of $150,000 which included a $25,000 brokerage commission, all of which was paid by TFI at the closing at the purchase of such real property. No part of the purchase price for the real property was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. The 28,096 Shares acquired by TFI were acquired from seven family trusts in varying amounts described in Item 5(c) below, with W. Michael Gilley, Trustee of each of such trusts being the recipient of and the holder of title for the benefit of such trusts in the real property conveyed by TFI to W. Michael Gilley, Trustee.

ITEM 4. PURPOSE OF TRANSACTION

     Each of the Reporting Persons which continue to own the Shares described in
Item 5 below holds such Shares to continue an investment position in GBR. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in:

          (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of its securities of the Issuer presently owned; or

          (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; or

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

          (d) a change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

          (e) any material change in the present capitalization or dividend policy of the Issuer; or

          (f) any other material change in the Issuer's business or corporate structure; or

          (g) any changes in the Issuer's charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any Person (except that the Reporting Persons' ownership of certain outstanding Shares may itself be an impediment to any change of control not approved by the Reporting Persons); or

          (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized in an inter-dealer quotation system of a registered national securities association; or

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

          (j) any actions similar to any of those enumerated above.

ITEM 5. INTEREST AND SECURITIES OF ISSUER

     (a) According to the latest information available from the Issuer, as of November 3, after giving effect to the two-for-one split of Shares, to holders of record on October 20, 2003, the total number of issued and outstanding Shares was 703,000 Shares, and after giving effect to the transaction described in (c) below, the Reporting Persons own and hold directly the following Shares:

                        NO. OF SHARES OWNED   APPROXIMATE PERCENT
NAME                          DIRECTLY              OF CLASS
BCM                               -0-                 0.0%
One Realco                     10,624                 1.5%
IHPI                            9,970                 1.4%
TFI                            28,596                 4.1%
Gene E. Phillips                  -0-                 0.0%
                               ------                 ---
Totals:                        49,190                 7.0%
                               ======                 ===

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of One Realco may be deemed to beneficially own the Shares held directly by One Realco; each of the directors of IHPI may be deemed to beneficially own the Shares held directly by IHPI; and each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, are set forth in the following table:


                                                        NO. OF
                                                        SHARES
                                                     BENEFICIALLY     PERCENT OF
NAME OF DIRECTOR                        ENTITY          OWNED           CLASS

Ryan T. Phillips                          BCM             -0-             0.0%
Mickey Ned Phillips                       BCM             -0-             0.0%
Ken L. Joines                            IHPI             9,970           1.4%
Ronald F. Akin                        One Realco         10,624           1.5%
F. Terry Shumate                      One Realco         10,624           1.5%
J.T. Tackett                              TFI            28,596           4.1%
E. Wayne Starr                            TFI            28,596           4.1%
Total Units Beneficially owned by
 Reporting Persons and Individuals
 Listed Above:
                                                         ------           ----
                                                         49,190           7.0%
                                                         ======           ====

     (b) Each of the directors of One Realco share voting and dispositive power over the 10,624 Shares held directly by One Realco. Each of the directors of IHPI share voting and dispositive power over the 9,970 Shares held directly by IHPI. Each of the directors of TFI share voting and dispositive power over the 28,596 Shares held directly by TFI.

     (c) During the sixty calendar days ended December 17, 2003, except for the transactions described below, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof. The following table sets forth the transactions pre-split in the Shares that have been effectuated during the sixty days ended October 28, 2003, all of which were sales in open market transactions at the prices per Share and dates specified (all transactions from October 16 2003 through October 27, 2003, were previously reported in Amendment No. 2 to
Schedule 13D):

    REPORTING                               NO. OF         SALES PRICE
     PERSON            DATE OF SALE       SHARES SOLD       PER SHARE
       BCM               10/16/03             500             $12.75
       BCM               10/16/03             500              11.45
       BCM               10/16/03             500              10.26
       BCM               10/16/03             200              10.30
       BCM               10/16/03             300              10.50
       BCM               10/16/03             500              10.20
       BCM               10/17/03             500              10.35
       BCM               10/17/03             500              10.45
       BCM               10/17/03             500              10.60
       BCM               10/17/03             500              10.50
       BCM               10/17/03             500              10.50
       BCM               10/17/03             500              10.80
       BCM               10/17/03             500              10.63
       BCM               10/17/03             500              10.65
       BCM               10/20/03              47              11.50
       BCM               10/20/03             500              11.65

   REPORTING                                 NO. OF        SALES PRICE
     PERSON            DATE OF SALE       SHARES SOLD       PER SHARE
   Nevada Sea*           10/20/03             500              12.00
   Nevada Sea            10/20/03             500              12.00
   Nevada Sea            10/20/03             500              11.35
   Nevada Sea            10/20/03             300              12.25
   Nevada Sea            10/21/03             600              12.50
   Nevada Sea            10/21/03             200              12.51
   Nevada Sea            10/21/03             800              12.25
   Nevada Sea            10/21/03              40              12.00
      ART**              10/22/03             200              12.01
       ART               10/21/03             500              12.60
       ART               10/21/03             500              12.30
       ART               10/22/03           5,605              11.20
       ART               10/22/03             700              11.41
       ART               10/22/03             100              11.35
       ART               10/22/03             500              11.16
       ART               10/22/03             300              11.16
       ART               10/22/03             500              10.70
       ART               10/22/03             500              11.00
       ART               10/23/03             500              11.00
       ART               10/23/03              75              11.00
       ART               10/23/03             500              11.20
       ART               10/23/03             200              11.00
      IHPI               10/23/03             400              10.75
      IHPI               10/23/03             300              10.50
      IHPI               10/23/03             200              10.52
      IHPI               10/23/03             300              10.50
      IHPI               10/23/03             200              10.51
      IHPI               10/23/03             500              10.55
      IHPI               10/23/03             300              10.50
      IHPI               10/24/03             200              10.25
      IHPI               10/24/03             500              10.05
      IHPI               10/24/03           1,000              10.00
      IHPI               10/24/03           1,553               9.53
      IHPI               10/24/03             500              9.554
   One Realco            10/24/03             500              10.00
   One Realco            10/27/03             500              10.00
   One Realco            10/27/03             200               9.50
   One Realco            10/27/03             200               9.52
   One Realco            10/27/03             500               9.75
   One Realco            10/27/03             300               9.10
   One Realco            10/27/03             500               9.50
   One Realco            10/27/03             500               8.90
   One Realco            10/27/03             500               9.50

----------

     *Nevada Sea is Nevada Sea Investments, Inc., a wholly-owned subsidiary of BCM, which ceased to be a "Reporting Person" with the filing of Amendment No. 2 to Schedule 13D.

     **ART is American Realty Trust, Inc., a Georgia corporation, which ceased to be a "Reporting Person" with the filing of Amendment No. 2 to Schedule 13D.

                                           NO. OF        SALES PRICE
REPORTING PERSON       DATE OF SALE      SHARES SOLD     PER SHARE
   One Realco            10/28/03            500            9.35
   One Realco            10/28/03            500           9.152
   One Realco            10/28/03            500            9.25
   One Realco            10/28/03            500            9.05
   One Realco            10/28/03            500            9.50
   One Realco            10/28/03            500            9.20
   One Realco            10/28/03             48            9.35
       TFI               10/28/03            500            9.75
       TFI               10/28/03            500            9.65

     The following table sets forth the transactions in the post-split Shares that have been effected after October 28, 2003, by the Reporting Persons, all of which were sales in open market transactions at the prices per Share and on the dates specified:

                                           NO. OF        SALES PRICE
REPORTING PERSON       DATE OF SALE      SHARES SOLD     PER SHARE
    TFI                  10/29/03            500            5.03
    TFI                  10/29/03          1,000            5.05
    TFI                  10/29/03          1,000            5.25
    TFI                  10/30/03          1,600            5.10
    TFI                  10/31/03            500            4.25
    TFI                  10/31/03            500            4.28
    TFI                  10/31/03            500            4.25
    TFI                  11/03/03            360            4.40
    BCM                  11/03/03             30            4.40
    IHPI                 11/06/03            200            5.20
    IHPI                 11/06/03            500            5.15
    IHPI                 11/06/03             30            5.05
    IHPI                 11/06/03            300            5.05
    TFI                  11/06/03          1,000            5.06
    TFI                  11/06/03          1,000            5.05
    TFI                  11/06/03            600            5.05
    TFI                  11/06/03            500            5.15
    TFI                  11/10/03            100            5.05
    TFI                  11/10/03            200            4.95
    TFI                  11/12/03          1,500            4.66
    TFI                  11/12/03            700          4.6557
    TFI                  11/12/03          1,500            4.10
    TFI                  11/17/03          1,000            4.05
    TFI                  11/17/03            500            3.95
    TFI                  11/18/03            500            4.15
    TFI                  11/18/03          1,000            4.05
    TFI                  11/21/03            690            3.71
One Realco               11/21/03          1,000            3.90
One Realco               11/21/03          1,000            3.71

     On December 14, 2003, TFI acquired 28,096 post-split Shares from seven family trusts of which W. Michael Gilley is the Trustee (the "Gilley Trusts").
W. Michael Gilley is an adult son of James R. Gilley, deceased, the former chief executive officer of GBR. TFI sold to W. Michael Gilley,

Trustee (for the benefit of such trusts) a one-acre tract of land in Winston-Salem, North Carolina at a price of $150,000. The seven Gilley Trusts paid for such property by the transfer to TFI of 28,096 Shares at the total purchase price of $150,000 (approximately $5.34 per Share). The real property sold by TFI to W. Michael Gilley, Trustee, was acquired by TFI from a Texas limited partnership, of which a subsidiary of GBR is the general partner, on September 10, 2003 at a total purchase price of $150,000, which included a $25,000 brokerage commission. Of the total 28,096 post-split Shares acquired by TFI, 3,998 Shares were sold by The January Trust, 3,500 Shares were sold by The March Trust, 3,500 Shares were sold by The August Trust, 3,100 Shares were sold by The September Trust, 4,000 Shares were sold by The October Trust, 5,000 Shares were sold by The November Trust, and 4,998 Shares were sold by The December Trust. W. Michael Gilley is the Trustee of each of such trusts. The transaction was concluded pursuant to an Exchange and Transfer Agreement dated December 14, 2003 among TFI and each of the seven Gilley Trusts.

     (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

     (e) After giving effect to the transactions described in subpart (c) of this Item 5, BCM ceased to be the record or beneficial holder of any Shares and ceased to be a "Reporting Person" with respect to the Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Amended Statement is hereby further amended and restated in full as follows:

     JRG Investment Co., Inc. is indebted to TFI pursuant to an Extended and Consolidated Promissory Note signed November 9, 1992 but effective May 23, 1992 in the stated principal amount of $5,700,000 (the "Consolidated Note") payable to the order of TFI, which Consolidated Note is secured by an Extended and Consolidated Pledge Agreement effective May 23, 1992 executed on behalf of JRG Investment Co., Inc. to and in favor of TFI (the "Pledge Agreement") pursuant to which originally a number of securities were pledged to TFI as collateral for the Consolidated Note. The only collateral remaining at this time under the Pledge Agreement is 46,143 pre-split Shares (92,286 post-split Shares) of common stock of GBR. The sole stockholder of JRG Investment Co., Inc. was James R. Gilley, deceased. In connection with the Consolidated Note, James R. Gilley, then the sole shareholder of JRG Investment Co., Inc. also executed and delivered to TFI a Pledge Agreement effective May 23, 1992 (the "Gilley Pledge") pursuant to which as an accommodation pledge, Gilley pledged 2,500 shares of common stock of JRG Investment Co., Inc. (then all of the issued and outstanding stock) to TFI as additional collateral for the indebtedness represented by the Consolidated Note. The Consolidated Note had a remaining principal balance at December 30, 2002 of $2,996,373. Although discussions have occurred between representatives of TFI and Sylvia M. Gilley about the Consolidated Note, its outstanding balance and the Pledge Agreement and the 92,286 post-split Shares pledged to TFI, no action has been taken by TFI to foreclose on such 92,286 post-split Shares as of the date of this Amendment.

     On or about November 1, 1992, the Secretary of State of Nevada permanently revoked the charter of JRG Investment Co., Inc., but James R. Gilley and others continued to make filings with the SEC reflecting JRG Investment Co., Inc.'s existence and ownership of certain securities, including the 46,143 pre-split Shares (92,286 post-split Shares) of GBR covered by the Pledge Agreement. Sylvia
M. Gilley is the surviving spouse of James R. Gilley, deceased (who passed away December 30, 2002, having died intestate) and holds a community property interest in the 2,500 shares of common stock of JRG Investment Co., Inc. pledged to TFI pursuant to the Gilley Pledge.

     Except as set forth in Item 5(c) and above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any Person with respect to any securities of the Issuer, including, but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

     Dated: December 17, 2003.

BASIC CAPITAL MANAGEMENT, INC.        INTERNATIONAL HEALTH PRODUCTS, INC.



By: /s/ Ronald E. Kimbrough           By: /s/ Ken L. Joines
    ---------------------------           --------------------------------
    Ronald E. Kimbrough,                  Ken L. Joines, President
    Executive Vice President              and Treasurer
    and Chief Financial Officer




TACCO FINANCIAL, INC.                 ONE REALCO CORPORATION



By: /s/ Mary K. Willett               By: /s/ F. Terry Shumate
    ---------------------------           --------------------------------
    Mary K. Willett, Vice                 F. Terry Shumate, Vice
    President and Secretary               President, Secretary and
                                          Treasurer




                                      /s/ Gene E. Phillips
                                      ------------------------------------
                                      Gene E. Phillips

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